Exhibit 10 to 13D
   Amendment No. 1
   SWVA Bancshares, Inc.


                        LA SALLE CAPITAL MANAGEMENT, INC.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007
                                      ----
                                 (616) 344-4993

                               September 16, 1997



   B.L. Rakes, President
   SWVA Bancshares, Inc.
   302 Second Street, S.W.
   Roanoke, VA  24011-1597

   Dear Mr. Rakes:                                        VIA FACSIMILE


   Thank you for your letter of September 15, 1997. I hope you understand that the confusion results from the fact that I must rely on Cede & Co. and J.C. Bradford & Co. to execute and deliver certain documents relative to the Demand for Stocklist Materials and Books and Records. I do not know on what date the Demand will actually be delivered to you.

   My September 12, 1997 letter replied to your indication that I had not given proper notice, by citing September 19, 1997 as the inspection date. I subsequently learned that we must use five "business" days. The new Cede & Co. letter requests inspection on September 22, 1997, as I believed that the new Demand would be received by you on September 15, 1997. In the event that the new Demand is not delivered on the 15th, I included "or as soon as permissible" language in the letter.

   I had hoped that you would have been more cooperative in working out these arrangements, and in fact, I still hope that you will work with me to allow the shareholders a chance to exercise their right of choice. It should be clear now that I wish to have my agent inspect and copy the requested materials as soon as permissible after the five day period. If the new Demand letter was received by you on September 16, 1997, I will inspect and copy the materials on September 23, 1997. If the new Demand is not received by you until a later date, I will inspect five business days after that date of receipt. I would also hope that you would cooperate by arranging to have the material sent to me by overnight express, with expenses to be paid by me. I will call you to work out the details.

   Sincerely,


   /s/ Richard J. Nelson
   Richard J. Nelson